United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	45

INTERNAL RULES OF THE

COMPLIANCE AND RISK COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, approved the Internal Rules of the Compliance and Risk Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company’s other bodies, under Section II, of Chapter IV of Vale’s By-Laws, as follows:

CHAPTER I - MISSION

1.1                               The mission of Vale’s Compliance and Risk Committee is to advise Vale’s Board of Directors, including by proposing improvements related to its area of work, in order to increase the efficiency and quality of the decisions of this collective body and ensure that the Company’s operations are conducted in conformity with law, ethics and internal controls.

CHAPTER II - COMPOSITION AND COMPENSATION

2.1                               The Advisory Committee shall be formed by the Board of Directors and shall comprise three (3) to five (5) members, two of which shall necessarily be principal members of the Board of Directors and the others shall be appointed from among the principal or alternate members of such body, or an independent professional as set forth in item 2.3. The exact number of members shall be defined by the Board of Directors at the meeting for their appointment.

2.2                               The members of the Committees must have proven experience and technical skills in relation to matters that are the Committee’s responsibility.

2.3                               The Board of Directors may appoint an independent professional, provided that he or she has proven expertise in Compliance and/or Risk Management and/or Corporate Governance and the limit of up to five (5) members is observed.

2.3.1                     For purposes of these Internal Rules, a professional shall be considered independent if he or she:

(i)                                     Has no current link to Vale, except for the position as member of the Committee or any non-material shareholding in Vale’s capital or investment in bonds issued by the Company, without being financially dependent on compensation from Vale;

(ii)                             Has not been an employee or administrator of the Company (or of its subsidiaries) or of its direct or indirect controlling shareholders, or a representative of any direct or indirect controlling shareholder for, at least, three (3) years;

(iii)                          Does not provide, purchase or offer (trade), directly or indirectly, services and/or products to the Company on a scale that is material for the member of the Committee or for the Company;

(iv)                         Is not linked to the controlling shareholder, member of the controlling group or of another group with material shareholding, the spouse or relative up to the second degree of the foregoing, or connected to entities related to the controllers;

(v)                            Is not a spouse or relative up to the second degree of any officer or manager of Vale;

(vi)                         Has not been a partner, in the past three (3) years, of an auditing firm that audits or has audited Vale in this same period; and

(vii)                      Is not the member of a non-profit entity that receives significant financial funds from Vale or from its related parties.

2.4                               The overall amount of compensation of the Committee members shall be established annually by the Board of Directors, upon distribution of the annual budget set by the shareholders’ general meeting of the Company, and those members who are administrators of Vale shall not be entitled to additional compensation for participating on the Committee.

2.5                               The members of the Committee shall be compensated, observing the provisions of the previous item, and such amount does not include reimbursable expenses for transportation, food and lodging necessary to perform their duties.

CHAPTER III - TERM OF OFFICE

3.1                               The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2                               Upon expiration of the term of office of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3                               The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its principal members, and in case of his or her absence, the Coordinator shall be responsible for appointing his or her replacement from among the other members and the respective replacement period.

3.3.1                If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing among those present at the meeting that who shall take the role of Coordinator of the Committee.

3.4                               The members of the Committee shall not have alternates.

3.5                               Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV - RESPONSIBILITIES

4.1                               The Compliance and Risk Committee shall be responsible for:

(i)                                monitoring that the Company has structure, processes, practices, mechanisms and systems, among others, that ensure compliance with all legal and regulatory requirements and demands applicable to the Company;

(ii)                             ensuring the Company’s adoption and improvement of good practices of compliance and integrity, including evaluating events of potential conflicts of interest;

(iii)                          ensuring the effectiveness and compliance of the Company’s policies and normative documents with the legal and regulatory requirements on the Company’s business and activities;

(iv)                         monitoring the suitability, strengthening and performance of all of Vale’s internal control systems and proposing improvements;

(v)                            monitoring the scope of activities and effectiveness of the departments in charge of Vale’s corporate governance, compliance, corporate integrity, risk management and controls and proposing improvements;

(vi)                         supporting the Board of Directors in setting the Company’s limits of risk exposure;

(vii)                      evaluating procedures adopted by the company concerning the effectiveness of processes and controls to identify, assess, monitor and manage risk;

(viii)                   monitoring Vale’s integrated risk map, as well as proposing improvements in mitigation plans;

(ix)                         ensuring the effectiveness of mechanisms to handle conflicts of interests in Vale’s transactions, as well as opining on related party transactions submitted for resolution of the Board of Directors, pursuant to the Policy on Transactions with Related Parties

(x)                            evaluating proposals for modifying the corporate governance documents, such as the By-Laws, the Code of Ethics and Conduct and Internal Rules of Vale’s Advisory Committees and Board of Directors, in addition to other Policies and documents which are not the responsibility of other Committees;

(xi)                         promoting, monitoring and ensuring the development and efficacy of the Company’s governance model, assuring that all initiatives are in line with the best practices and are in synergy;

(xii)                      evaluating and monitoring updates related to current norms, regulations and recommendations, in addition to practices and market trends that may impact the Company’s activities;

(xiii)                   preparing and approving an annual work plan of the Committee; and

(xiv)                  proposing analysis and evaluation, as well as opining about other topics under its responsibility.

4.2                               The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3          The Coordinator of the Committee shall be responsible for:

(i)                                directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)                             preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors;

(iii)                          setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)                         coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)                                 inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest; and

(vi)                              ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1                               The Committee will meet, on an ordinary basis, in accordance with the approved annual calendar, and on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1                     Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2                               Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or of any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1                     Notice may be made through a governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.3                               The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its members, and the members may participate by teleconference, video-conference or any other means of simultaneous communication that ensures effective participation in the meeting.

5.4                               The Committee’s meetings shall begin with the presence of the majority of its members.

5.5                               Each Committee meeting shall be recorded in minutes that (i) after having been read and approved by those present at the meeting, shall be forwarded to the Board of Directors at least three (3) days prior to the respective ordinary meeting; and (ii) shall be filed at the Company’s registered office.

5.5.1                     The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

5.5.2                     The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6                               The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have issued.

5.7                               The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)                                     organizing the infrastructure of the Committee’s meetings;

(ii)                                  supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)                               acting as secretary for meetings, preparing a list of those in attendance, preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s registered office;

(iv)                              supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VI - LIABILITY AND DUTIES

6.1                               The members of the Committee undertake to comply with the By-Laws, the Code of Ethics and Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.2                               The members of the Committee are subject to the same legal duties and liability as the administrators, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethics and Conduct and the Policy on Transactions with Related Parties.

6.3                               With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII - ASSESSMENT

7.1                               The Committee shall annually conduct a performance self-assessment, the results of which shall be sent to the Board of Directors for its awareness.

7.1.1                     The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER VIII - AMENDMENT TO THE RULES

8.1                               Under Art. 19, §1 of the By-Laws, the rules concerning the workings of the Committees shall be defined by the Board of Directors.

8.2                               Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent for appraisal of the Board of Directors, for its approval.

****

INTERNAL RULES OF THE

PERSONNEL COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, approved the Internal Rules of the Personnel Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company’s other bodies, under Section II, of Chapter IV of Vale’s By-Laws, as follows:

CHAPTER I — MISSION

1.1                               The mission of Vale’s Personnel Committee is to advise Vale’s Board of Directors, including by proposing improvements related to its area of work, in order to increase the efficiency and quality of the decisions of this collective body and ensure that the Company’s operations are conducted in conformity with law, ethics and internal controls.

CHAPTER II - COMPOSITION AND COMPENSATION

2.1                               The Advisory Committee shall be formed by the Board of Directors and shall comprise three (3) to five (5) members, two of which shall necessarily be principal members of the Board of Directors and the others shall be appointed from among the principal or alternate members of such body, or an independent professional as set forth in item 2.3. The exact number of members shall be defined by the Board of Directors at the meeting for their appointment.

2.2                               The members of the Committee must have proven experience and technical skills in relation to matters that are the Committee’s responsibility.

2.3                               The Board of Directors may appoint an independent professional, provided that he or she has proven experience in management or consulting in Human Relations and the limit of up to five (5) members is observed.

2.3.1                     For purposes of these Internal Rules, a professional shall be considered independent if he or she:

(i)                                   Has no current link to Vale, except for the position as member of the Committee or any non-material shareholding in Vale’s capital or investment in bonds issued by the Company, without being financially dependent on compensation from Vale;

(ii)                                Has not been an employee or administrator of the Company (or of its subsidiaries) or of its direct or indirect controlling shareholders, or a representative of any direct or indirect controlling shareholder for, at least, three (3) years;

(iii)                             Does not provide, purchase or offer (trade), directly or indirectly, services and/or products to the Company on a scale that is material for the member of the Committee or for the Company;

(iv)                            Is not linked to the controlling shareholder, member of the controlling group or of another group with material shareholding, the spouse or relative up to the second degree of the foregoing, or connected to entities related to the controllers;

(v)                               Is not a spouse or relative up to the second degree of any officer or manager of Vale;

(vi)                            Has not been a partner, in the past three (3) years, of an auditing firm that audits or has audited Vale in this same period; and

(vii)                         Is not the member of a non-profit entity that receives significant financial funds from Vale or from its related parties.

2.4                               The overall amount of compensation of the Committee members shall be established annually by the Board of Directors, upon distribution of the annual budget set by the shareholders’ general meeting of the Company, and those members who are administrators of Vale shall not be entitled to additional compensation for participating on the Committee.

2.5                               The members of the Committee shall be compensated, observing the provisions of the previous item, and such amount does not include reimbursable expenses for transportation, food and lodging necessary to perform their duties.

CHAPTER III - TERM OF OFFICE

3.1                               The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2                               Upon expiration of the term of office of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3                               The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its principal members, and in case of his or her absence, the Coordinator shall be responsible for appointing his or her replacement from among the other members and the respective replacement period.

3.3.1                          If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing among those present at the meeting that who shall take the role of Coordinator of the Committee.

3.4                               The members of the Committee shall not have alternates.

3.5                               Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV - RESPONSIBILITIES

4.1                               The Personnel Committee shall be responsible for:

(i)                                   evaluating the company’s human resources general policies as submitted by the Executive Board to the Board of Directors;

(ii)                                evaluating the adjustment of the compensation model of members of the Executive Board and the proposal for the distribution of the annual overall budget for the compensation of the administrators;

(iii)                             aiding the Board of Directors in setting and monitoring goals for the performance evaluation of the Executive Board and other leaders who report directly to the Chief Executive Officer;

(iv)                            aiding the Board of Directors in setting and monitoring goals for the performance evaluation of those in charge of Vale’s Governance Office, Internal Auditing and Vale’s Ombudsman;

(v)                               supporting the Board of Directors in the process of selecting and appointing the Chief Executive Officer, as well as evaluating the appointment, by the latter, of the other members of the Executive Board and other leaders who report directly to the Chief Executive Officer;

(vi)                            monitoring the development of the succession plan for the Executive Board and other leaders who report directly to the Chief Executive Officer, as well as their successors, and proposing improvements;

(vii)                         evaluating and recommending the adjustment to corporate governance best practices concerning the structure, size and composition of the Board of Directors and the Advisory Committees, as well as the balance of experiences, knowledge and diversity of the profiles of their members;

(viii)                      identifying and recommending potential candidates to be Board Members and also potential candidates to be members of the Advisory Committees;

(ix)                            supporting the Chairman of the Board of Directors in organizing the process for performance evaluation of Vale’s Board of Directors and Advisory Committees;

(x)                               preparing and approving an annual work plan of the Committee; and

(xi)                            proposing analysis and evaluation, as well as opining about other topics under its responsibility.

4.2                               The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3                               The Coordinator of the Committee shall be responsible for:

(i)                                   directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)                                preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors;

(iii)                             setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)                            coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)                               inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest; and

(vi)                            ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1                               The Committee will meet, on an ordinary basis, in accordance with the approved annual calendar, and on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1                     Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2                               Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or of any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1                     Notice may be made through a governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.3                               The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its members, and the members may participate by teleconference, video-conference or any other means of simultaneous communication that ensures effective participation in the meeting.

5.4                               The Committee’s meetings shall begin with the presence of the majority of its members.

5.5                               Each Committee meeting shall be recorded in minutes that (i) after having been read and approved by those present at the meeting, shall be forwarded to the Board of Directors at least three (3) days prior to the respective ordinary meeting; and (ii) shall be filed at the Company’s registered office.

5.5.1                     The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

5.5.2                     The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6                               The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have issued.

5.7                               The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)                                   organizing the infrastructure of the Committee’s meetings;

(ii)                                supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)                             acting as secretary for meetings, preparing a list of those in attendance, aiding in preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s registered office;

(iv)                            supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VI - LIABILITY AND DUTIES

6.1                               The members of the Committee undertake to comply with the By-Laws, the Code of Ethics and Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.2                               The members of the Committee are subject to the same legal duties and liability as the administrators, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethics and Conduct and the Policy on Transactions with Related Parties.

6.3                               With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII - ASSESSMENT

7.1                               The Committee shall annually conduct a performance self-assessment, the results of which shall be sent to the Board of Directors for its awareness.

7.1.1                          The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER VIII - AMENDMENT TO THE RULES

8.1                               Under Art. 19, §1 of the By-Laws, the rules concerning the workings of the Committees shall be defined by the Board of Directors.

8.2                               Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Compliance and Risk Committee, for subsequent appraisal of the Board of Directors, for its approval.

****

INTERNAL RULES OF THE

SUSTAINABILITY COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, approved the Internal Rules of the Sustainability Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company’s other bodies, under Section II, of Chapter IV of Vale’s By-Laws, as follows:

CHAPTER I - MISSION

1.1                               The mission of Vale’s Sustainability Committee is to advise Vale’s Board of Directors, including by proposing improvements related to its area of work, in order to increase the efficiency and quality of the decisions of this collective body and ensure that the Company’s operations are conducted in conformity with law, ethics and internal controls.

CHAPTER II - COMPOSITION AND COMPENSATION

2.1                               The Advisory Committee shall be formed by the Board of Directors and shall comprise three (3) to five (5) members, two of which shall necessarily be principal members of the Board of Directors and the others shall be appointed from among the principal or alternate members of such body, or an independent professional as set forth in item 2.3. The exact number of members shall be defined by the Board of Directors at the meeting for their appointment.

2.2                               The members of the Committee must have proven experience and technical skills in relation to matters that are the Committee’s responsibility.

2.3                               The Board of Directors may appoint an independent professional, provided that he or she has proven expertise in Sustainability and the limit of up to five (5) members is observed.

2.3.1                   For purposes of these Internal Rules, a professional shall be considered independent if he or she:

(i)                                   Has no current link to Vale, except for the position as member of the Committee or any non-material shareholding in Vale’s capital or investment in bonds issued by the Company, without being financially dependent on compensation from Vale;

(ii)                                Has not been an employee or administrator of the Company (or of its subsidiaries) or of its direct or indirect controlling shareholders, or a representative of any direct or indirect controlling shareholder for, at least, three (3) years;

(iii)                             Does not provide, purchase or offer (trade), directly or indirectly, services and/or products to the Company on a scale that is material for the member of the Committee or for the Company;

(iv)                            Is not linked to the controlling shareholder, member of the controlling group or of another group with material shareholding, the spouse or relative up to the second degree of the foregoing, or connected to entities related to the controllers;

(v)                               Is not a spouse or relative up to the second degree of any officer or manager of Vale;

(vi)                            Has not been a partner, in the past three (3) years, of an auditing firm that audits or has audited Vale in this same period; and

(vii)                         Is not the member of a non-profit entity that receives significant financial funds from Vale or from its related parties.

2.4                               The overall amount of compensation of the Committee members shall be established annually by the Board of Directors, upon distribution of the annual budget set by the shareholders’ general meeting of the Company, and those members who are administrators of Vale shall not be entitled to additional compensation for participating on the Committee.

2.5                               The members of the Committee shall be compensated, observing the provisions of the previous item, and such amount does not include reimbursable expenses for transportation, food and lodging necessary to perform their duties.

CHAPTER III - TERM OF OFFICE

3.1                               The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2                               Upon expiration of the term of office of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3                               The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its principal members, and in case of his or her absence, the Coordinator shall be responsible for appointing his or her replacement from among the other members and the respective replacement period.

3.3.1                   If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing among those present at the meeting that who shall take the role of Coordinator of the Committee.

3.4                               The members of the Committee shall not have alternates.

3.5                               Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV - RESPONSIBILITIES

4.1                               The Sustainability Committee shall be responsible for:

(i)                                   evaluating the Company’s sustainability strategy, ensuring that it is considered when setting the company’s overall strategy;

(ii)                                evaluating the Company’s policies and conduct related to Safety, the Environment, Health, Social Actions, Communication and Institutional Relations;

(iii)                             evaluating Vale’s performance regarding Sustainability aspects and proposing improvements based on a long-term vision;

(iv)                            aiding in setting, evaluating and monitoring the company’s Sustainability indicators and proposing improvements;

(v)                               evaluating and proposing that Vale joins or remains in national or international initiatives or agreements related to socio-environmental responsibility matters, and monitoring the preparation and disclosure of the sustainability report;

(vi)                            monitoring the scope of operations and effectiveness in the department of institutional relations in dealing with regulatory entities and other institutional relationships associated with sustainability topics;

(vii)                         evaluating policies and proposals for donations, as well as non-obligatory expenses related to item II of the head paragraph, which are the responsibility of the Board of Directors;

(viii)                      monitoring all operational risks and controls from the perspective of the integrated risk map, including risks to Safety, the Environment, Health and Social Actions and risks to reputation, as well as proposing improvements in mitigation plans;

(ix)                            preparing and approving an annual work plan of the Committee; and

(x)                               proposing analysis and evaluation of topics under its responsibility.

4.2                               The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3                               The Coordinator of the Committee shall be responsible for:

(i)                                   directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)                                preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors;

(iii)                             setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)                            coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)                               inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest; and

(vi)                            ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1                               The Committee will meet, on an ordinary basis, in accordance with the approved annual calendar, and on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1                   Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2                               Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or of any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1                   Notice may be made through a governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.3                               The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its -members, and the members may participate by teleconference, video-conference or any other means of simultaneous communication that ensures effective participation in the meeting.

5.4                               The Committee’s meetings shall begin with the presence of the majority of its members.

5.5                               Each Committee meeting shall be recorded in minutes that (i) after having been read and approved by those present at the meeting, shall be forwarded to the Board of Directors at least three (3) days prior to the respective ordinary meeting; and (ii) shall be filed at the Company’s registered office.

5.5.1                   The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

5.5.2                   The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6                               The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have issued.

5.7                               The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)                                   organizing the infrastructure of the Committee’s meetings;

(ii)                                supporting the notice of meeting and distribution of the agenda and supporting material for the meetings; and

(iii)                             acting as secretary for meetings, preparing a list of those in attendance, aiding in preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s registered office;

(iv)                            supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VI - LIABILITY AND DUTIES

6.1                               The members of the Committee undertake to comply with the By-Laws, the Code of Ethics and Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.2                               The members of the Committee are subject to the same legal duties and liability as the administrators, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethics and Conduct and the Policy on Transactions with Related Parties.

6.3                               With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII - ASSESSMENT

7.1                               The Committee shall annually conduct a performance self-assessment, the results of which shall be sent to the Board of Directors for its awareness.

7.1.1                   The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER VIII - AMENDMENT TO THE RULES

8.1                               Under Art. 19, §1 of the By-Laws, the rules concerning the workings of the Committees shall be defined by the Board of Directors.

8.2                               Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Compliance and Risk Committee, for subsequent appraisal of the Board of Directors, for its approval.

****

INTERNAL RULES OF THE

FINANCE COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, approved the Internal Rules of the Finance Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company’s other bodies, under Section II of Chapter IV of Vale’s By-Laws, as follows:

CHAPTER I - MISSION

1.1                               The mission of Vale’s Finance Committee is to advise Vale’s Board of Directors, including by proposing improvements related to its area of work, in order to increase the efficiency and quality of the decisions of this collective body and ensure that the Company’s operations are conducted in conformity with law, ethics and internal controls.

CHAPTER II - COMPOSITION AND COMPENSATION

2.1                               The Advisory Committee shall be formed by the Board of Directors and shall comprise three (3) to five (5) members, two of which shall necessarily be principal members of the Board of Directors and the others shall be appointed from among the principal or alternate members of such body. The exact number of members shall be defined by the Board of Directors at the meeting for their appointment.

2.2                               The members of the Committees must have proven experience and technical skills in relation to matters that are the Committee’s responsibility.

2.3                               The overall amount of compensation of the Committee members shall be established annually by the Board of Directors, upon distribution of the annual budget set by the shareholders’ general meeting of the Company, and those members who are administrators of Vale shall not be entitled to additional compensation for participating on the Committee.

2.4                               The members of the Committee shall be compensated, observing the provisions of the previous item, and such amount does not include reimbursable expenses for transportation, food and lodging necessary to perform their duties.

CHAPTER III - TERM OF OFFICE

3.1                               The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2                               Upon expiration of the term of office of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3                               The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its principal members, and in case of his or her absence, the Coordinator shall be responsible for appointing his or her replacement from among the other members and the respective replacement period.

3.3.1                   If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing among those present at the meeting that who shall take the role of Coordinator of the Committee.

3.4                               The members of the Committee shall not have alternates.

3.5                               Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV - RESPONSIBILITIES

4.1                               The Finance Committee shall be responsible for:

(i)                                   evaluating the structure and conditions of investment and divestment transactions, including mergers, consolidations and spin-offs in which Vale is involved;

(ii)                                evaluating the compatibility between the compensation level of shareholders and the parameters established in the annual budget and financial scheduling, as well as their consistency with the general policy on dividends and the Company’s capital structure;

(iii)                             evaluating the policies on minimum cash and financial investments;

(iv)                            evaluating Vale’s annual budget and annual investment plan;

(v)                               evaluating the Company’s annual funding plan and indebtedness limits;

(vi)                            evaluating the current and capital investments, which are the responsibility of the Board of Directors;

(vii)                         monitoring the financial execution of capital expenditure projects, ongoing budget and cash flow;

(viii)                      monitoring financial risks and controls in light of the integrated risk map, as well as proposing improvements in the mitigation plans;

(ix)                            evaluating the policy of communication with the capital market;

(x)                               preparing and approving an annual work plan of the Committee; and

(xi)                            proposing analysis and evaluation, as well as opining about other topics under its responsibility.

4.2                               The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3                               The Coordinator of the Committee shall be responsible for:

(i)                                   directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)                                preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors;

(iii)                             setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)                            coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)                               inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest; and

(vi)                            ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1                               The Committee will meet, on an ordinary basis, in accordance with the approved annual calendar, and on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1                   Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2                               Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or of any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1                   Notice may be made through a governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.3                               The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its members, and the members may participate by teleconference, video-conference or any other means of simultaneous communication that ensures effective participation in the meeting.

5.4                               The Committee’s meetings shall begin with the presence of the majority of its members.

5.5                               Each Committee meeting shall be recorded in minutes that (i) after having been read and approved by those present at the meeting, shall be forwarded to the Board of Directors at least three (3) days prior to the respective ordinary meeting; and (ii) shall be filed at the Company’s registered office.

5.5.1                   The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

5.5.2                   The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6                               The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have issued.

5.7                               The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)                                   organizing the infrastructure of the Committee’s meetings;

(ii)                                supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)                             acting as secretary for meetings, preparing a list of those in attendance, aiding in preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s registered office;

(iv)                            supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VI - LIABILITY AND DUTIES

6.1                               The members of the Committee undertake to comply with the By-Laws, the Code of Ethics and Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.2                               The members of the Committee are subject to the same legal duties and liability as the administrators, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethics and Conduct and the Policy on Transactions with Related Parties.

6.3                               With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII - ASSESSMENT

7.1                               The Committee shall annually conduct a performance self-assessment, the results of which shall be sent to the Board of Directors for its awareness.

7.1.1                   The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER VIII - AMENDMENT TO THE RULES

8.1                               Under Art. 19, §1 of the By-Laws, the rules concerning the workings of the Committees shall be defined by the Board of Directors.

8.2                               Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Compliance and Risk Committee, for subsequent appraisal of the Board of Directors, for its approval.

****

CORPORATE CHARTER OF THE BOARD

OF DIRECTORS OF VALE S.A.

The Board of Directors of Vale S.A. (“Vale” or “the Company”), in the exercise of its powers, approved the Corporate Charter of the Board of Directors (“Corporate Charter”), in order to regulate its operation, as well as the relationship between the Board and other governing bodies of the Company, subject to the provisions of Vale’s By-Laws and applicable law, as follows:

SECTION I — MISSION

1.1.                            The mission of the Board of Directors is to protect the assets of the Company and maximize, in the long term, the return on its shareholders’ investment, acting with the highest ethical principles, to maintain the continuity of the Company so that it can transform natural resources into prosperity and sustainable development, in line with Vale’s mission.

SECTION II — COMPOSITION

2.1                               Pursuant to Article 11 of the By-Laws, the Board of Directors, a joint decision-making body, is composed of 12 (twelve) members and their alternates, of which one (1) member and his alternate shall be elected and/or removed, in a separate vote, by all of the Company’s employees, all with a unified management term of two (2) years, and permitting reelection.

2.1.1                     At least 20% of the elected members (and their alternates) shall be Independent Directors, pursuant to §6, Article 11 of Vale’s By-Laws.

2.2                               The Chairman and Vice-Chairman of the Board of Directors shall be elected among the Directors at the first meeting of the Board of Directors held after the Shareholders’ Meeting that elects them, given that the same person may not hold the positions of Chairman of the Board and Chief Executive Officer of the Company.

2.3                               In case of impediment or temporary absence, the Directors shall be replaced by their alternates, given that the Chairman of the Board of Directors shall be replaced in accordance with Section VIII of this Corporate Charter.

2.4                               In the occurrence of vacancy in the position of Chairman or Vice-Chairman of the Board of Directors, the Board shall elect their substitutes at the first meeting to be held after the vacancy appears.

2.5                               In the case of vacancy in the position of a Director or his alternate, the substitute may be appointed by the remaining members, and will serve until the next Shareholders’

Meeting to be held. If there is vacancy in the majority of the positions, a Shareholders’ Meeting shall be called to decide on a new election for the vacant positions.

SECTION III — INVESTITURE

3.1                               Prior to the investiture of their respective positions, the members of the Board shall submit the following documents:

(i)                                     Copy of their identity card;

(ii)                                  Copy of their Individual Taxpayer Number of the Ministry of Finance (Cadastro Nacional de Pessoas Físicas do Ministério da Fazenda, or CPF);

(iii)                               Questionnaire for Members of the Board of Directors of Vale, in accordance with applicable law, including the disclosure of the list with the name of the companies in which they hold a position as administrator, member of the Fiscal Council or advisory bodies (including in the voluntary sector); and

(iv)                              Adhesion Instrument of Administrators referred to in the Level 1 Differentiated Practices Rules of Corporate Governance of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros.

3.2.                            Upon delivery of the documents mentioned above, the Directors shall be invested with their respective positions by signing the following documents, which shall be filed at the Company’s headquarters:

(i)                                     Instrument of investiture and clearance certificate, drawn up in the Minutes Book of Meetings of the Board of Directors of the Company;

(ii)                                  Instrument of Receipt and Commitment to the Vale Code of Ethics and Conduct or, in the case of reelection, to the Annual Renewal Instrument;

(iii)                               Adhesion Instrument to the Vale Securities Trading Policy;

(iv)                              Statement of Consent to the Vale Policy on Related Party Transactions, together with a list of any company(ies) and Close Family Member(s) that constitute a Related Party, under that Policy;

(v)                                 Correspondence directed to the Finance and Investor Relations Executive Officer of Vale contemplating the amount of securities issued by Vale and its controlled or controlling companies that are publicly traded companies, which they may own, as well as those owned by their spouses, except if they are separated in fact or judicially, by companions(a), by any dependent included in their annual income tax return and by companies controlled directly or indirectly by such persons; and

(vi)                              Adhesion Instrument to the Vale Corporate Governance Portal Rules of Use.

3.3                               Notwithstanding the provisions of items 3.1 and 3.2 above, the Directors hereby undertake to sign any other documents necessary for the investiture, in accordance with applicable laws and internal rules of Vale.

SECTION IV — VACANCY

4.1                               A vacancy of the position of member of the Board of Directors may occur due to removal, resignation, disability, death, proven impediment, loss of office or due to other cases provided by law.

4.1.1                     In case of vacancy, the Director shall automatically lose his access to the Vale Corporate Governance Portal and must return to Vale any goods or equipment placed at his disposal for the performance of his duties.

4.2                               A member may resign his position by sending correspondence to the Chairman of the Board of Directors, becoming effective, to the Company, upon its receipt, and to third parties, upon the filing of such correspondence in the Registry of Commerce of the State of Rio de Janeiro and its publication, which may be conducted by the resigning party.

SECTION V — DUTIES

5.1                               In general, the Board of Directors shall be responsible for setting the overall direction of business, defining the strategy of the Company and its controlled companies and for monitoring and evaluating the management, exercising the activities under its jurisdiction as established in the applicable law, the By-Laws and the internal rules of the Company.

SECTION VI — RIGHTS AND DUTIES OF THE DIRECTORS

6.1                               Every Director has the following duties, in addition to those provided for in applicable law, the By-Laws, the Code of Ethics and Conduct and in the Policies of the Company:

(i)                                     Attend the meetings of the Board of Directors having prepared in advance to discuss and vote on the matters included on the agenda, having examined the documents made available;

(ii)                                  Maintain the confidentiality of any information of the Company to which they have access because of their position and demand the same confidential treatment from professionals who provides advice to them, using such information only for the exercise of their duties as Director, under penalty of liability for any act that contributes to its improper disclosure;

(iii)                               Declare, prior to voting, that, for whatever reason, they have a private interest conflicting with the Company as to certain matters referred to the Board, abstaining from discussion and vote;

(iv)                              Refrain from participating directly or indirectly in the management of competitors of Vale and its controlled companies;

(v)                                 Refrain from receiving any undue or disproportionate advantage by virtue of their position;

(vi)                              Promote effectiveness and transparency in the interaction of the Board of Directors with the other governing bodies of the Company; and

(vii)                           Refrain from intervening in any business (i) with the Company, its controlled companies and affiliates or members of the same controlling group, (ii) between the Company and its controlled companies and affiliated companies of management and members of the same controlling group and (iii) between the Company with any other company that, with any of the persons mentioned above, is part of the same group, except with the specific prior approval of the Board of Directors.

6.2                               It is expressly forbidden to make any loans, by Vale and/or its controlled companies, in favor of a member of the Board of Directors and/or close family members and/or company in which they have an interest, in accordance with the Policy on Related Party Transactions.

6.3                               The Directors shall have access to all documents and information necessary for the exercise of their duties, except for issues of conflict of interest. Requests for documents and information made by the Directors shall be sent to the Governance Secretary and to the team providing material and administrative support to the Governance Secretary, who shall endeavor that the Board of Directors receive the information requested through the Vale Corporate Governance Portal.

6.3.1                     Once a conflict of interest is identified in relation to a particular matter, the member of the Board of Directors involved shall not receive any document or information on the matter and should remove himself, even physically, from the discussions, without neglecting his legal duties.

SECTION VII — DUTIES OF THE CHAIRMAN

7.1                               The Chairman of the Board of Directors, notwithstanding other powers conferred upon him in this Corporate Charter, the By-Laws and applicable law, has the following duties:

(i)                                     Set the agenda, convene and preside over the meetings of the Board of Directors, interacting with other interested parties;

(ii)                                  Ensure the effectiveness and performance of the body;

(iii)                               Ensure the proper conduct of meetings, the compliance with the agenda and deadlines for submission, encouraging the participation of all Directors present in the discussions of the matters on the agenda;

(iv)                              Prepare and propose to the Board the annual calendar with the dates of the meetings of the Board of Directors and ensure its disclosure to the Executive Board;

(v)                                 Coordinate the annual assessment process of the Board of Directors and ensure the proper disclosure of the result of the assessment of the body as a collective;

(vi)                              Not compute the vote cast by a Director nominated by the controlling shareholder in violation of the provisions of the Shareholders’ Agreement;

(vii)                           Ensure compliance with this Corporate Charter.

SECTION VIII — DUTIES OF THE VICE-CHAIRMAN

8.1                               The Vice-Chairman of the Board of Directors is responsible for substituting for the Chairman of the Board in his temporary absence or impediment. In case of the temporary absence or impediment of both, the directors present at the meeting shall nominate the person who shall perform the duties temporarily.

SECTION IX — DUTIES OF THE GOVERNANCE SECRETARY

9.1                               The Board of Directors shall have the support of the Governance Secretariat, whose head shall be appointed and removed pursuant to item XVIII, Article 14 of Vale’s By-Laws. The Governance Secretary shall have the following duties:

(i)                                     Assist the Chairman or his substitute in the performance of their duties;

(ii)                                  Organize the agenda of the meetings of the Board of Directors;

(iii)                               Assist in the preparation of the annual calendar with the dates of Shareholders’ Meetings and meetings of the Board of Directors and the disclosure of the approved calendar;

(iv)                              Arrange for calling meetings, respecting the responsibilities of the decision-making and execution bodies;

(v)                                 Assist the Directors in the performance of their duties, endeavoring for them to receive complete and timely information about the items on the meeting’s agenda and ensure the proper operation of the Governance Portal;

(vi)                              Provide secretarial assistance in the meetings, prepare the minutes, arrange their record in the appropriate book and, when applicable, issue and disclose statements and certificates of resolutions, conduct its publication and filing;

(vii)                           Be responsible for keeping the minutes of meetings of the Board of Directors and their respective supporting material;

(viii)                        Publicize the recommendations and resolutions of the Board of Directors within the applicable departments of the Company and monitor their compliance;

(ix)                              Facilitate the integration of new members of the Board of Directors;

(x)                                 Support the Advisory Committees of the Board of Directors in the exercise of their activities;

(xi)                              Ensure that the Company is in line with the best practices of Corporate Governance and propose changes, when applicable;

(xii)                           Support the Company in the preparation and monitoring of governance documents, including corporate charters, in order to ensure that such documents comply with applicable laws and regulations, as well as to ensure their application at all levels of the organization;

(xiii)                        Act as the primary contact between the Board of Directors and the Executive Board/employees of the Company to ensure timeliness and fairness in the flow of information and to facilitate the decision-making process;

(xiv)                       Support the Board of Directors in the process of assessing its performance.

SECTION X — RULES OF OPERATION

10.1                      The Board of Directors shall meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by the Chairman or, in his absence, the Vice-Chairman or by any two (2) Directors together.

10.2                        The notice will be sent to all members of the Board of Directors, preferably 16 (sixteen) calendar days in advance, subject to the best interests of the Company, through the appropriate tools of the Vale Corporate Governance Portal, including the date, time and place of the meeting and the list of matters to be discussed, instructed with the respective proposal for a resolution and/or other documents necessary for examining the matter.

10.3                      The meetings will only be held with the presence of a majority of its members and they will only make decisions by the affirmative vote of a majority of the members present.

10.4                      Notwithstanding the formalities of meeting notice set forth above, the meeting shall be valid if attended by all Directors.

10.5                      The Board of Directors meetings will be held at the headquarters or in the offices of Vale, and may, exceptionally, be held at a different location, allowing for participation of its members by teleconference, videoconference or by any other means of simultaneous communication to ensure their effective participation and the authenticity of the vote. The Director, in this case, will be considered present at the meeting and his vote valid for all legal purposes.

10.6                      The alternate members of the Board of Directors will not participate in the meetings of the Board with its members. In case of impediment or temporary absence of a member, he must inform his alternate member of the meeting, as well as the Governance Secretary and the team that assists the Governance Secretary so that they may send the alternate director the documents mentioned in item 10.2 above.

10.7                      The Chairman of the Board of Directors may, at his own initiative or at the request of any Director, invite Executive Officers, independent auditors, members of the Fiscal Council, Advisory Committees and/or internal and external people to the Company to attend the meetings and provide clarifications or information on the matters before the Board, subject to any issues of conflict of interest and confidentiality.

10.8                      The minutes of the meetings shall be drafted clearly, registering the attendance, the presentations made, all the decisions taken and the abstention of votes due to conflict of interest.

10.9                      The minutes of the Board of Directors meetings shall be recorded in the Minutes Book of the Meetings of the Board of Directors of Vale, which, after read and approved by the Directors present, shall be signed by as many as sufficient to constitute the majority required for approval of the matters.

SECTION XI — ADVISORY COMMITTEES AND SPECIALIZED COMMITTEES

11.1                      The Board of Directors relies on the advisory services of, on a permanent basis, five (5) technical and advisory committees, namely: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee, Sustainability Committee, whose duties are defined in their respective corporate charters.

11.2                      The Board of Directors, whenever it thinks necessary, can create, for advisory purposes, new committees with advisory or technical duties on specific issues, other than those provided for the Advisory Committees mentioned above.

11.3                      The operating rules and duties of each advisory committee will be set in the respective corporate charter approved by the Board of Directors.

11.4                        The opinions of the committees are not a necessary condition for submitting the matter for examination and resolution of the Board of Directors.

11.5                      The members of the Advisory Committees shall have proven experience and technical expertise in relation to the matters that are subject to the respective committee’s responsibility, in accordance with the rules set forth in their respective corporate charters, and shall be subject to the same legal duties and responsibilities as the administrators of the Company.

11.6                      The Coordinator of each Advisory Committee will regularly attend the Board of Directors meetings to provide information on the issues under the jurisdiction of said Committee, and to report on the progress of work performed.

SECTION XII — INTERACTION WITH THE EXECUTIVE BOARD

12.1                        In order to facilitate and organize communication between the members of the Board of Directors and the Executive Board, questions and requests for information made by the Directors shall be sent to the Governance Secretary and the team providing material and administrative support to the Governance Secretary.

12.2                      The Executive Directors, when requested by the Chairman of the Board, shall attend Board meetings to provide information on matters under their responsibility.

SECTION XIII — INTERACTION WITH OTHER GOVERNING BODIES

13.1                      The Board of Directors shall meet:

(i)                                     at least quarterly with the Fiscal Council, to discuss matters of common interest provided for in the By-Laws and applicable law;

(ii)                                  at least twice a year with the party responsible for the Internal Audit of the Company, to monitor Audit Reports, as well as assess the Internal Audit department and the Auditor;

(iii)                               at least twice a year with the party responsible for the Ombudsman of the Company, for follow-up questions involving the Ombudsman Channel and the Vale Code of Ethics and Conduct, as well as to evaluate the Ombudsman department and the head Ombudsman;

(iv)                              at least twice a year with the independent auditors of the Company, to discuss matters of common interest provided for in the By-Laws and applicable law;

(v)                                 at least once a year, with the party responsible for the Company’s Governance Secretariat, to monitor and assess the Governance Secretariat department and the Secretary.

SECTION XIV — COMPENSATION

14.1                      The Board of Directors shall approve the distribution of annual global compensation of the managers of Vale in the first meeting of the Board of Directors held after the Shareholders’ Meeting of each year.

14.2                      In compliance with the provisions of Paragraph 2, Article 15 of the By-Laws of Vale, the Directors will not receive additional compensation for participation in the advisory committees of the Company.

SECTION XV — PERFORMANCE EVALUATION

15.1                        The Board of Directors shall conduct a performance assessment annually and the results of the assessment of the body as a collective will be announced to all members of the Board of Directors.

15.1.1            The Board of Directors may rely on the support of the Personnel Committee for review and recommendation of the methodology of performance assessment, including any possible improvements.

15.2                      The Chairman of the Board of Directors shall be responsible for coordinating the process of annual assessment and for disclosing their results on the above terms.

15.2.1            The Chairman of the Board of Directors may have the support of an external consultancy in the assessment process.

SECTION XVI — GENERAL PROVISIONS

16.1                      Omissions under this Corporate Charter, questions of interpretation and possible amendments of its provisions will be decided in a meeting of the Board of Directors.

16.2                      This Corporate Charter shall enter into force on the date of its approval by the members of the Board.

CORPORATE CHARTER OF THE FISCAL COUNCIL OF VALE S.A.

SECTION I - CREATION AND COMPOSITION

Article 1 - The Fiscal Council is the supervisory body of Vale S.A. (“Vale” or the “Company”), a permanently functioning body, which supervises and verifies the actions of members of Management and compliance with their duties under law or under the Company’s bylaws, in accordance with Brazilian legislation in force, with the terms of Vale’s By-Laws, this Corporate Charter and Rule 10 A-3 of the U.S. Securities Exchange Act, applicable to the Fiscal Council, insofar as it does not conflict with Brazilian legislation.

Article 2 - The Fiscal Council shall be formed of three (3) to five (5) principal members and their alternates, elected by the Shareholders’ Meeting, observing the impediments set forth in Paragraph 2 of Article 162 of Law No. 6,404/1976.

Article 3 - The principal members of the Fiscal Council and their alternates shall carry out their duties until the first Annual Shareholders’ Meeting to be held following their election, and their re-election is permitted (Article 161, Paragraph 5 of Law No. 6,404/1976), if there is no provision in law or in the Company’s bylaws to the contrary.

Paragraph 1 - The Chairman of the Fiscal Council shall be elected by the absolute majority of votes of the members of the collective body.

Paragraph 2 - In compliance with item 16 A of Form 20-F of the Securities and Exchange Commission (“SEC”), the Board of Directors shall acknowledge, as a financial specialist, members of the Fiscal Council with the following qualifications:

I.                                        Knowledge of generally accepted accounting principles and financial statements following IFRS;

II.                                   Ability to evaluate the general application of the accounting principles mentioned in item I above in relation to the accounting of estimates, provisions and reserves;

III.                              Experience in preparing, analyzing, auditing or evaluating financial statements of a Company registered with the SEC, demonstrating an understanding of the scope and level of complexity of accounting matters that may arise when preparing the financial statements of registered companies or having experience in the active supervision of one or more persons engaged in such activities;

IV.                               Knowledge of internal controls and procedures for disclosure of financial statements;

V.                                    Knowledge about the workings of the Audit Committee.

Paragraph 3 - The title of financial specialist does not entail for this Fiscal Council any duties, obligations or responsibilities additional to those ascribed to the other members of the Fiscal Council.

SECTION II - RESPONSIBILITIES

Article 4 - The Fiscal Council shall be responsible for:

I.                                             Supervising the acts of Management and verifying compliance with their duties under law and under the Company’s bylaws according to the different applicable laws in force;

II.                                        Commenting on the Annual Report of Management, including in its Opinion any additional information deemed necessary or useful;

III.                                   Reviewing and preparing an opinion on the financial statements for the fiscal year and meeting, at least once a year, with the External Auditor;

IV.                               Analyzing, at least quarterly, balance sheets and other financial statements prepared by the Company and discussing them with Management and the External Auditor;

V.                                         Keeping communication between the Fiscal Council and the External Auditor, in accordance with applicable regulations (SEC Rule 10A-3 and PCAOB AS 16);

VI.                                    Commenting on the proposals of the Management bodies to be submitted to the Shareholders’ Meeting, related to the change in the capital stock, issuance of debentures or subscription warranties, investment plans or capital budgets, dividend distribution, transformation, incorporation, merger or spin-off;

VII.                               Reporting, by any of its members, to the Management bodies, errors, fraud, crimes or illegal and unlawful acts that it becomes aware of and suggesting to the Company useful and appropriate measures;

VIII.                          Calling an Annual Shareholders’ Meeting if the management bodies delay such call for more than one month and an Extraordinary Shareholders’ Meeting whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;

IX.                                   Providing information on matters under its responsibility whenever requested by a shareholder or group of shareholders representing at least 5% of the capital stock;

X.                                        Making recommendations to the Board of Directors on the selection, compensation and removal of the Company’s External Auditor;

XI.                                   Overseeing and evaluating the work of the External Auditor annually and, if deemed necessary, recommending to the Management removal of the External Auditor;

XII.                                            Evaluating and monitoring the independence and objectivity of the External Auditor, discussing with the External Auditor the audit planning, involving the nature of the work, scope, audit risks, their effectiveness in line with applicable regulations, and disclosure obligations prior to the commencement of provision of services;

XIII.                                       Voting on contracting from the Company’s External Auditor services not related to the audit of the financial statements, including pre-approving a list of services that may be provided by the Auditor, which shall be reviewed periodically;

XIV.                                        Reviewing the Internal Audit and External Auditor reports, analyzing their recommendations and opinions and inviting them to participate, whenever necessary, in meetings of the Fiscal Council;

XV.                                             Ensuring that the Internal Audit is satisfactorily resourced to perform its duties, reviewing and monitoring its effectiveness and ensuring that it holds an appropriate position within the Company’s functional structure;

XVI.                                        Analyzing the report issued by the External Auditor, containing the material matters addressed to Management, regarding the accounting records, financial statements, internal control systems of Vale and its consolidated Subsidiaries, together with the respective comments and responses from Management;

XVII.                                   Mediating any differences between Management and the External Auditor over the Company’s financial statements;

XVIII.                              Evaluating the Company’s financial controls, internal controls and risk management system in order to ensure its effectiveness and adequacy and the resources expended, qualification and experience of those responsible and their training programs;

XIX.                                       Evaluating the effectiveness of the procedures adopted by the Company to receive, process and handle complaints related to accounting issues, internal accounting controls and auditing matters, which shall ensure the secrecy and anonymity of the complainant, in compliance with applicable law;

XX.                                            Preparing its annual budget, including, in particular, the contracting of services set forth in Article 6 of this Corporate Charter;

XXI.                                       Exercising the duties related to its supervisory power during the liquidation of the Company, according to the applicable legislation in force.

Paragraph 1 - The Fiscal Council shall examine the Minutes of Meetings of the Company’s Executive Board and Board of Directors.

Paragraph 2 - The Fiscal Council shall receive a monthly Report prepared by the Ombudsman’s Office containing details of the complaints related to financial statements, internal controls, accounting and auditing, as well as a summary of the complaints received during the period and the main actions taken.

Paragraph 3 - The Fiscal Council shall request from the Management bodies clarifications and/or information, as well as the preparation of special financial or accounting statements.

Paragraph 4 - The members of the Fiscal Council shall attend the meeting of the Board of Directors in which it deliberates on matters on which the Fiscal Council must give its opinion, remaining in the meeting only during the discussion and vote on such matters.

Paragraph 5 - The Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, its opinion on the management report, the financial statements for the year and other documents related to the matters included in the agenda, on which it shall give its opinion according to item IV, Article 133 of Law No. 6,404/1976 and Article 39 of Vale’s By-Laws.

Paragraph 6 - Any member of the Fiscal Council may request from the External Auditor and the Internal Audit clarifications and information deemed necessary, as well as the investigation of specific facts.

SECTION III - SUPPORT AND ADVICE TO THE FISCAL COUNCIL

Article 5 - The Fiscal Council shall have the administrative support of a body appointed by the Company, which shall be responsible for the following duties:

I.                                             Assisting in the preparation and distribution of the agenda and in the call of the members for the meetings of the Fiscal Council;

II.                                        Organizing the meetings, prepare the respective Minutes and keep them in custody;

III.                                   Issuing and receiving the relevant documentation from the Fiscal Council;

IV.                                    Supporting the Fiscal Council with administrative matters in what is necessary for the compliance with the provisions of these Internal Rules and of the applicable legislation;

V.                                         Forwarding the Minutes and Opinions of the Fiscal Council to the competent bodies.

Article 6 - The Fiscal Council may request that the Company’s Executive Board hire external advisors (lawyers, consultants, analysts and others) in order to assist it in achieving its purposes, and may also approve the payment of such advisors and any administrative expenses necessary for the performance of their duties, all in strict compliance with its own budget.

Sole Paragraph - Notwithstanding the foregoing, the Fiscal Council may, in order to investigate a fact which needs clarification for the performance of its duties, formulate,

with justification, questions to be answered by an expert and ascertain that the Executive Board appoint, for this purpose, within the maximum period of 30 (thirty) days, three experts who can be individuals or legal entities, of recognized knowledge in the area in question, among which the Fiscal Council shall choose one, whose fees shall be paid by the Company.

SECTION IV - MEETINGS

Article 7 - The Fiscal Council shall meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by the Chairman of the Fiscal Council. The meetings shall begin with the presence of the majority of its principal members and shall be held preferably at the Company’s headquarters. The members may participate in the meetings by teleconference, video-conference or any other means of simultaneous communication with the other members attending the meeting that ensures effective participation in the meeting and the authenticity of the vote.

Article 8 - The resolutions of the Fiscal Council shall be taken by majority vote, but the dissenting members may record in the minutes their duly substantiated opposition.

Paragraph 1 - The work timetable, containing the meeting agenda, shall be made available to the principal members of the Fiscal Council at least five (5) business days in advance, in the dedicated portal of communication among the Members, except in extraordinary or urgent occasions, to be evaluated by the Chairman of the Fiscal Council. The communication portal is also used to provide documents, reports, presentations, financial statements, etc., inherent to the work timetable, to the members of the Fiscal Council.

Paragraph 2 - If a principal member is unable to attend a meeting, the member must notify the Chairman of the Fiscal Council, preferably at least 48 (forty-eight) hours in advance, so that the alternate member can be called.

Article 9 - The Chairman shall coordinate the meetings of the Fiscal Council. In the event of the Chairman’s absence, the members of the Fiscal Council attending the meeting shall select a member who shall coordinate the meeting.

SECTION V - LIABILITY AND DUTIES

Article 10 - The members of the Fiscal Council shall inform the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and Vale’s CFO and Investor Relations Officer of any change in their ownership in the Company’s capital stock.

Article 11 - The members of the Fiscal Council undertake to comply with the Company’s Code of Ethics and Conduct, the Global Anticorruption Policy and the Anticorruption Manual, Policy on Related Party Transactions (“Policy on Related Parties”), Securities Trading Policy (“Trading Policy”), and Disclosure of Information Policy (“Disclosure Policy”).

SECTION VI - SELF-ASSESSMENT

Article 12 - The Fiscal Council shall assess its own work within 30 (thirty) days before the date of issuance of the annual financial statements.

SECTION VII - GENERAL PROVISIONS

Article 13 - The investiture of the members of the Fiscal Council takes place upon the signature of the term of investiture drawn up in the Book of Minutes and Opinions of the Fiscal Council.

Sole Paragraph - At the time of investiture, the member of the Fiscal Council shall:

I.                                                  Inform Vale’s CFO and Investor Relations Officer of the amount of securities issued by Vale and its subsidiaries or parent companies that are publicly-held companies that may be held by him/her, as well as those owned by his/her spouse, unless he/she is divorced in fact or in court, by a companion, by any dependent included in the annual income tax return and of companies controlled directly or indirectly by such persons;

II.                                             Enter into a Confidentiality Agreement with Vale;

III.                                        Sign the Term of Adherence to the Trading Policy;

IV.                                         Sign the Term of Receipt and Commitment to Vale’s Code of Ethics and Conduct;

V.                                              Sign the term of acceptance to the Policy on Related Parties.

Article 14 - The Fiscal Council shall be responsible for resolving any doubts and omissions in this Corporate Charter, as well as promoting such changes as it deems necessary, in compliance with current provisions in law and in the Company’s bylaws.

This Corporate Charter was reviewed and approved by the Fiscal Council in ROCF 03-17/18 - held on 6/23/2017.

******************************************

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 19, 2018		Director of Investor Relations